Exhibit (c)(2)

Confidential

Discussion Materials

Comparison of American Midstream Partners, LP and TransMontaigne Partners L.P. Equity Market Capitalization and Enterprise Value

($ in millions, except per unit amounts)

Equity Value and Enterprise Value Comparison

	AMID	TLP
Total LP Units Outstanding (Millions)	53.0	16.2
Total GP Units Outstanding (Millions)	0.7	0.3
Common Unit Price	$6.05	$38.46
Total Equity Value	$324.8	$636.6
Plus: Net Debt	1,054.6	578.1
Plus: Book Value of Preferred Equity	317.2	--
Plus: Noncontrolling Interest	13.7	--
Enterprise Value	$1,710.3	$1,214.8
Common Units Owned by Public (Millions)	38.4	13.1
$ Value of Public Units	$232.4	$502.1
% Common Units Owned by Public (Current)	72.5%	80.5%
% Common Units Owned by Public on an As-Converted Basis	50.9%[2]	80.5%
Total Units Owned by Insiders (Millions)[1]	14.6	3.2
Total Units Owned by Insiders on an As-Converted Basis (Millions)[1]	37.1[2]	3.2
% Common Units Owned by Insiders (Current)	27.5%	19.5%
% Common Units Owned by Insiders on an As-Converted Basis	49.1%	19.5%

As of September 28, 2018

Source: Partnership Filings, FactSet

1. Excludes units held by management
2. Assumes the conversion of 7,707,571 Series A-1 Convertible Preferred Units held by affiliates of ArcLight are converted into 8,926,909 AMID Common Units, 3,302,158 Series A-2 Convertible Preferred Units held by affiliates of ArcLight are converted into 3,824,559 AMID Common Units and 9,241,642 Series C Convertible Preferred Units are converted into 9,742,539 AMID Common Units

EVERCORE

AMID